CERTIFICATE OF FORMATION

OF

NISSAN AUTO LEASING LLC II

This Certificate of Formation of Nissan Auto Leasing LLC II (the “LLC”), dated as of October 24, 2001, is being duly executed and filed by Tammy Wong-Massey, an individual, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

FIRST.  The name of the limited liability company formed hereby is Nissan Auto Leasing LLC II.

SECOND.  The address of the registered office of the LLC in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware  19808.

THIRD.  The name and address of the registered agent for service of process on the LLC in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware  19808.

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